NEWS For Immediate Release



                            MANITOWOC'S PURCHASE OF
                          SERVEND COMPLETED AS PLANNED


MANITOWOC, WISCONSIN, October 31, 1997 - The Manitowoc Company, Inc. (MTW) says it has closed on its acquisition of SerVend International in line with its previously announced plan.

     The cash purchase of SerVend operations and assets was completed today. The final price will be between $65-75 million, depending on final P&L and Balance Sheet results.

     SerVend is one of the world's largest manufacturers of ice/beverage dispensers and dispensing valves for the soft-drink industry.

     The family-owned business was founded in 1980 in Sellersburg, Indiana. SerVend also operates a plant in Portland, Oregon.

     George E. Fischer, co-founder of the company, has been named to the Manitowoc board of directors.

     Gregory E. Fischer will continue as president of SerVend.

     The Manitowoc Company, Inc., is a leading manufacturer of ice-cube machines, ice-cube/beverage dispensers, and commercial refrigeration equipment for the foodservice industry. It is also a leading producer of lattice-boom cranes, boom trucks, and related products for the construction industry and specializes in ship-repair work for vessels operating on the Great Lakes.

Company Contact:

Robert R. Friedl
Senior Vice President and
Chief Financial Officer
920-683-8136